TIAA-CREF Life Insurance Company (“Depositor”)

TIAA-CREF Life Separate Account VLI-2 (“Registrant”)

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Kenneth W. Reitz

Associate General Counsel & Director, Pension & Insurance Law

Office: 704-988-4455

Fax: 704-988-1615

E-mail: kreitz@tiaa-cref.org

January 31, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Debbie Skeens – Office of Insurance Products

Re:	TIAA-CREF Life Separate Account VLI-2 (“Registrant”)
M Intelligent VUL Policy
REGISTRATION STATEMENT ON FORM N-6
File Nos. 333- and 811-22659

Dear Commissioners::

For the above referenced Registrant, this filing is an initial registration statement on Form N-6 (the “Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”) and under the Investment Company Act of 1940, as amended (“1940 Act”). The Registration Statement relates to a new separate account established by TIAA-CREF Life Insurance Company and certain flexible premium variable universal life insurance policies named the M Intelligent VUL (the “Policy”) to be offered following effectiveness of the Registration Statement.

In connection with this filling we wish to bring the following points to the Commission’s attention:

•	This Registration Statement does not raise any novel 1940 Act issues.

•

Much of the routine disclosure and even many of the product features described in this Registration Statement for the M Intelligent VUL Policy mirror those of Registrant’s Intelligent Life VUL policy issued through the Depositor’s TIAA-CREF Life Separate Account VLI-1, such that reference to and reliance upon the registration for the single life Intelligent Life VUL policy should ease and expedite the review of this Registration Statement . (See File Nos. 333-128699, 811-10393, the post-effective #7 amended registration for the Intelligent Life VUL policy filed with the Commission on April 14, 2011.) We are providing Ms. Skeens, our assigned Commision staff reviewer, via e-mail, a courtesy copy of this Registration Statement for the M Intelligent VUL Policy marked to show differences from the current Intelligent Life VUL policy.

•

The Registration Statement requires completion in areas that should not be material to the review. Financial statements, fund expense information, and certain registration statement Part C information (such as our current organizational structure list of subsidiaries and affiliates) as of December 31, 2011 will be updated by pre-effective amendment to the Registration Statement. The Policy’s available subaccount options may also change slightly (to include some additional options), with any changes also reflected in a pre-effective amendment.

We appreciate the Commission staff’s prompt attention to this Registration Statement such that any corrective pre-effective amendment can be submitted and this Registration Statement may be declared effective on or before May 1, 2012.

If you have any question concerning this filing, please contact the undersigned by telephone at (704) 988-4455 or by e-mail at kreitz@tiaa-cref.org, or you may contact Joan E. Boros at the law firm Jorden Burt LLP at (202) 965-8150.

Respectfully Submitted,

/s/ Kenneth W. Reitz

Kenneth W. Reitz

Cc:

Joan E. Boros

Jorden Burt LLP

1025 Thomas Jefferson St. NW

Suite 400 East

Washington, D.C. 20007

ph: 202-965-8150

e-mail: jeb@jordenusa.com